Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

March 16, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-11/A

Filed February 14, 2012

File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated February 24, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed four redlined copies of the Registration Statement for your review.

Registration Statement on Form S-11

General

1.	In your next amendment, please provide updated operating data and audited financial statements for the year ended December 31, 2011.

The Issuer acknowledges the comment and has revised the Amendment to include updated operating data and audited financial statements for the year ended December 31, 2011.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

2.	We note your response to comment 3 of our letter dated January 24, 2012. We are unable to locate the requested revision and we therefore reissue our prior comment.

The Issuer acknowledges the comment and notes that the previously filed Amendment included a portfolio summary table with effective rent per leased square foot data, however the portfolio summary table did not contain a footnote explaining as such. Therefore, the Issuer has revised the Amendment to add a footnote to the portfolio summary table explaining that the rent per leased square foot data reflects the impact of tenant concessions.

Prospectus Cover Page

3.	Please include the risk that your estimated dividend will significantly exceed your estimated cash available for distributions for the twelve months following the offering and is expected to be paid with offering proceeds. Please include a similar summary section risk factor.

The Issuer acknowledges the comment and has revised the “Risk Factors” section of the Amendment to include the risk that the Issuer’s estimated dividends will significantly exceed its estimated cash available for distributions for the twelve months following the offering and may be paid in part with offering proceeds. The Issuer has also included a summary of such risk in the summary risk factor section. The full text of the added risk factor is as follows:

Our estimated cash available for distribution is insufficient to cover our anticipated annual dividend of $0.42 per share and distributions paid from sources other than our cash flow from operations, particularly proceeds of this offering, will result in us having fewer funds available for the acquisition of properties, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.

Upon the closing of this offering, we intend to declare a monthly distribution on our shares of common stock at an annual rate of $0.42 per share. This rate represents approximately 443% of our estimated cash available for distribution based on our pro forma operating results for the year ended December 31, 2012. Therefore, we expect that our operating cash flow will be insufficient to cover our anticipated initial monthly distributions to stockholders for the year ending December 31, 2012 and thereafter. See “Distribution Policy.”

As mentioned above, we may pay distributions from sources other than from our cash flow from operations. Until we acquire additional properties, we will not generate sufficient cash flow from operations to pay distributions. Our inability to acquire properties may result in a lower return on your investment than you expect. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings or sales of additional securities, to fund distributions, we may use the proceeds from this offering. Moreover, our board of directors may change this policy, in its sole discretion, at any time. Distributions made from offering proceeds are a return of capital to stockholders, from which we will have already paid offering and organization expenses in connection with this offering.

If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties. As a result, the return you realize on your investment may be reduced. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets or the proceeds of the offerings may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock or securities convertible or exercisable into shares of our common stock to third party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to you, any or all of which may have an adverse effect on your investment.

Formation Transactions, page 5

4.	We have reviewed your response to comment 4. Please tell us how you determined the 3 properties 50% owned and 50% managed by Jon Wheeler through his interest in Plume Street Financial, are controlled by Jon Wheeler.

The Issuer acknowledges the comment and notes that it determined such properties were under the control of Jon Wheeler based on an understanding between Mr. Wheeler and Harrison J. Perrine to act as a group and vote in concert with respect to Plume Street Financial matters involving the Issuer’s formation and contribution of certain membership interests to the Issuer’s operating partnership. Mr. Wheeler and Mr. Perrine have since memorialized this agreement in writing and such agreement has been filed as exhibit 10.14 to the Amendment.

Distribution Policy, page 40

5.	Please revise the third paragraph to address whether any subordinated dividends that are unpaid will accrue.

The Issuer acknowledges the comment and has revised the Amendment to clarify that Mr. Wheeler’s subordinated dividends will accrue.

6.	Given the significant coverage shortfall, please revise the table to include line items showing the cash shortfall that is expected to be paid with offering proceeds.

The Issuer acknowledges the comment and has revised the “Distribution Policy” section to include a line item that provides the estimated difference between cash available for distribution and the estimated distributions for the year ended December 31, 2012. The Issuer also added a footnote to this line item explaining that the amount represents the potential offering proceeds required to fund distributions at the initial rate of $0.42 per share.

7.	We note your estimated increase due to filled vacancies and other adjustments in footnote three. We do not believe you have a reasonable basis to assume new leases on vacant space. With respect to assumed renewals, please provide us with your reasonable basis for this assumption. In addition, please advise us how this assumption compares to your three-year historical average for renewals. Please also confirm that the table reflects assumed tenant improvements and leasing commissions that you believe would be incurred with any assumed renewals.

The Issuer acknowledges the comment and has revised the referenced footnote, which is now footnote 4, to eliminate the potential impact of filling any vacancies that did not possess executed leases as of February 29, 2012. Additionally, the Issuer has provided a three-year historical average renewal table to support its assumptions regarding assumed renewals for the period. The table notes that the amount presented is net of anticipated leasing commissions. The Issuer has also included anticipated tenant improvements related to renewals in the estimated cash used in investing activities as disclosed in the table.

8.	Please revise the first sentence of footnote 4 to add the inadvertently omitted word. In addition, please remove the adjustments for assumed expense reductions or provide us a detailed analysis of why you believe you have a reasonable basis for these adjustments.

The Issuer acknowledges the comment and has revised the referenced footnote, which is now footnote 7, accordingly. In addition, the Issuer has removed all adjustments for expenses for which the Issuer does not have a reasonable basis. The Issuer has also added disclosures regarding the expense reductions in the table.

9.	Please advise us how your estimated capital improvements in footnote 6 compare to your historical three year average of capital improvements from 2009 to 2010. Please provide a table that supports your estimated capital improvements within the footnote.

The Issuer acknowledges the comment and has revised the referenced footnote, now footnote 8, to include the referenced table. The table also contains a column containing the three-year average of capital improvements.

10.	We note your assumption in footnote 7 that you will refinance maturing indebtedness. Please quantify the amount of assumed refinancing.

The Issuer acknowledges the comment and has revised the referenced footnote, now footnote 9, to quantify the amount of assumed refinancing.

11.	In the last paragraph, you indicate that the table does not reflect revenue from renewed leases. This seems to conflict with footnote 3. Please revise or advise.

The Issuer acknowledges the comment and has deleted the conflicting language.

Future Liquidity Needs, page 58

12.	We note that you have included a table of Mr. Wheeler’s property acquisitions. Please relocate this disclosure to the prior performance section or advise why this is relevant to liquidity.

The Issuer acknowledges the comment and has removed the referenced table from the “Future Liquidity Needs” section of the Amendment.

Environmental Matters, page 82

13.	We note your revised disclosure. Please confirm to us that you continue to believe that your properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

The Issuer acknowledges the comment and confirms that it continues to believe that its properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Appendix A

Prior Performance Tables, page A-1

14.	Please revise your narrative introduction to include a page cross-reference to the narrative summary in the registration statement. Please refer to Instructions to Appendix II to Guide 5

The Issuer acknowledges the comment and has revised the narrative introduction to the prior performance tables to include a cross-reference to the narrative summary in the Amendment.

15.	Please revise your introduction to include a discussion of the factors considered in determining which previous programs had “similar investment objectives” to yours. Please refer to Instructions to Appendix II in Guide 5.

The Issuer acknowledges the comment has revised the introduction to include a discussion of the factors considered in determining which previous programs had “similar investment objectives.”

Table I

Experience in Raising and Investing Funds, page A-2

16.	Please revise the “percent available for investment column” to reflect 100%. In addition, please advise why the last column is “N/A.”

The Issuer acknowledges the comment and explains that all entries in the “Percent available for investment” row read 0% because this row is a subheading under the heading “Reserves.” Mr. Wheeler’s prior programs do not maintain reserves; rather all invested funds in each program are immediately put toward the purchase of the one property each program invests in. By way of example, all $674,982 invested by members of Mandarin Crossing Associates, LLC was used for the acquisition of the Mandarin Crossing shopping center. As such, the last row of the table is inapplicable because there are no reserves available for investment as all invested funds are put towards the acquisition of one property.

17.	Please revise to clarify in Table I on page A-2 the “other (explain)” acquisition cost of $124,997.01 for the Shops at Liberty Square.

The Issuer acknowledges the comment and has revised Table I to explain the “other” acquisition cost of $124,997.01 for the Shops at Liberty Square.

Table III

Operating Results of Prior Programs, page A-4

18.	It does not appear that all your tax and distribution data in Table III and Table IV is presented per $1000 invested. Please revise or advise.

The Issuer acknowledges the comment and has revised the tax and distribution data in Tables III and IV to be presented per $1,000 invested.

19.	Please revise to include the amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program). Please refer to Table III in Guide 5.

The Issuer acknowledges the comment; however the Issuer does not believe the comment to be applicable. As explained in response to comment 16, each program only invests in one property and each program retains that property. In the event a program sells its property, that program is liquidated and wound down. Thus, the requested data is inapplicable as the percentage would always be 100%.

Table IV

20.	Table IV should be presented on an aggregate basis rather than a per year basis. Please revise accordingly.

The Issuer acknowledges the comment and has revised Table IV to be presented on an aggregate basis rather than a per year basis.

Table V

21.	Please include a “total” cost column that sums up the original mortgage financing column and total acquisition cost column.

The Issuer acknowledges the comment and has revised Table V to add an additional column that sums up the original mortgage financing column and the total acquisition cost column.

22.	Please advise us why the Brandy Hill Plaza and Goldenrod Plaza investments are not described in the “Adverse Business Developments” section on page 63.

The Issuer acknowledges the comment and has revised the “Adverse Business Developments” section to discuss the Brandy Hill Plaza and Goldenrod Plaza investments.

Thank you in advance for your assistance in reviewing this response to the Registration Statement on Form S-11/A.

Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg